

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

December 18, 2017

Alton Perkins
Chief Executive Officer
AmericaTowne Inc.
4700 Homewood court, Suite 100
Raleigh, NC 27609

> **Re: AmericaTowne Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Form 10-Q for the Period Ended September 30, 2017**
> **Filed April 14, 2017 and November 13, 2017**
> **File No. 0-55206**

Dear Mr. Perkins:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1. We note ATI Modular Technology Corporation (ATI), your consolidated subsidiary, restated their financial statements included in their Amended Form 10-K filed July, 21, 2017. Please tell us in detail why you did not also restate your financial statements included in your Form 10-K for the year ended December 31, 2016 and subsequent Forms 10-Q since we understand your financial statements consolidate ATI. Refer to ASC 250-10-50-7 through 10 for guidance on correcting the financial statements.

Consolidated Balance Sheets, page F-2
Pushdown Accounting and Goodwill, page F-10

2. Please tell us your consideration of the guidance in ASC 805-10-55-4 through 55-9 that resulted in your determination that ATI Nationwide Holdings Corporation met the definition of a business and thus should be accounted for as a business combination under ASC 805 related to your October 2016 transaction. In this regard, we note you recorded the total purchase price to goodwill. Please explain in detail why the accounting employed was justified by the cited accounting literature.

Statements of Stockholders' Equity, page F-4

3. The column related to deferred compensation does not foot properly for the year ended December 31, 2015. Please advise or revise.

4. Please explain to us the nature of the transaction that gave rise to the line items "business combination" and "capital contribution" in this statement for the year ended December 31, 2016. Additionally, tell us why the capital contribution is not reflected in the statement of cash flows. If it was a non-cash contribution, tell us where it is disclosed in the footnotes.

5. Please reconcile for us the amount of shares issued for proceeds line item with the proceeds from issuance of common stock disclosed in the statement of cash flows for the year ended December 31, 2016.

Note 2. Summary of Significant Accounting Policies,

Income Taxes, page F-9

6. Please tell us why you have not recognized any deferred tax assets or liabilities. The amounts you disclose as income tax liabilities as of December 31, 2016 and 2015 does not agree to the balance sheets. Please advise or reconcile for us. Also, please tell us how you have complied with the disclosure requirements in ASC 740-10-50.

Revenue Recognition, page F-13

7. You disclose sales returns of $849,000 for the year ended December 31, 2016. Please tell us the nature of these returns and your accounting policy for recording the returns. Please advise how you estimate returns given the high percentage of returns relative to actual sales. We may have further comment.

Note. 3 Accounts Receivable, page F-14

8. The gross amounts you disclose in your table for accounts receivable and accounts receivable – related parties, after considering the allowance for doubtful accounts, do not reconcile with the amounts disclosed on your balance sheet for 2016 and Note 7. Please review the amounts and disclosures to ensure consistency.

Note. 4 Note Payable, page F-14

9. You disclose on February 13, 2016 that 3,976 shares of common stock were issued to "pay out" a note payable and interest at a $2.75 per share. This conflicts with your statement of stockholders' equity which discloses 171,638 shares were issued at a total value of $169,168. Please advise or revise.

Signatures, page 43

10. We note that the report has been duly signed by Alton Perkins in his capacity as your chairman of the board, chief executive officer and chief financial officer. Please revise to also include the signature of Alton Perkins in his capacities as controller or principal accounting officer. Refer to General Instruction D(2) of Form 10-K.

Form 10-Q for the Quarterly Period Ended September 30, 2017

General

11. We note that you changed some the of the December 31, 2016 balance sheet items included in your interim financial statements. Please tell us the nature of these adjustments and your consideration of ASC 250-10-50-7 through 10 for guidance on correcting errors in the financial statements. Please be detailed in your explanation or we may have further comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please me at (202) 551-3849 with any other questions.

Sincerely,

/s/ William H. Thompson for

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Devin Bone, Associate, Paesano Akkashian Apkarian, P.C.